                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                               (AMENDMENT NO. 20)

                                    IBP, INC.
                            (Name of Subject Company)

                          LASSO ACQUISITION CORPORATION
                                TYSON FOODS, INC.
                        (Name of Filing Persons-Offeror)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                 ---------------

                                    449223106
                      (Cusip Number of Class of Securities)

                                   LES BALEDGE
                                TYSON FOODS, INC.
                             2210 West Oaklawn Drive
                           Springdale, Arkansas 72762
                            Telephone: (501) 290-4000

   (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of Filing Persons)
                                   Copies to:
                                 Mel M. Immergut
                                Lawrence Lederman
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5732

                           CALCULATION OF FILING FEE

        Transaction                                Amount of
         valuation*                               filing fee
     -----------------                        -----------------
      $1,570,612,320                             $314,122.47

* Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of a total of 52,353,744 shares of the outstanding common stock, par value $0.05 per share, of IBP, inc., at a price per Share of $30.00 in cash. Such number of Shares, together with the 574,200 shares owned by Tyson Foods, Inc., represents approximately 50.1% of the 105,644,598 Shares of IBP, inc. outstanding as of December 28, 2000 (as represented by IBP, inc. in the Agreement and Plan of Merger, dated January 1, 2001, by and between Tyson Foods, Inc., Lasso Acquisition Corporation, and IBP, inc.).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 314,122.47    Filing Party:  Tyson Foods, Inc.
                                      (Offeror Parent) and Lasso
                                      Acquisition Corporation Form or
                                      Registration No.: Schedule TO
                                      Date Filed: December 12, 2000,
                                                  December 29, 2000 and
                                                  January 2, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

AMENDMENT NO. 20 TO TENDER OFFER STATEMENT

     This Amendment No. 20 to the Tender Offer Statement on Schedule TO as the same may have been amended from time to time (as amended hereby, the "Schedule TO") relates to the offer by Lasso Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tyson Foods, Inc. ("Tyson") to purchase the number of outstanding shares of common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation ("Company"), which, together with the Shares owned by Tyson, constitutes 50.1% of the outstanding Shares at $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Supplement No. 1 to the Offer to Purchase, dated January 5, 2001 (as amended, the "Supplement Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Attached hereto as Exhibit
(a)(30) is the press release and the information contained therein is incorporated herein by reference.

     Except as amended below, the information set forth in the Supplement Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 11 of this Schedule TO.

Item 12. Exhibits.

(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.*
(a)(16)   Supplement to the Offer to Purchase dated January 5, 2001.*
(a)(17) Letter of Transmittal to the Supplement (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(18)   Notice of Guaranteed Delivery to the Supplement.*
(a)(19)   Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(20)   Revised Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(21)   Tyson Shareholder Meeting dated January 12, 2001.*
(a)(22)   Press Release issued by Tyson dated January 12, 2001.*
(a)(23) Credit Agreement by and among Tyson Foods, Inc. and certain lenders party thereto, dated as of January 12, 2001. *
(a)(24)   Press Release issued by Tyson dated January 17, 2001. *
(a)(25)   Press Release issued by Tyson dated January 25, 2001.*
(a)(26)   Press Release issued by Tyson dated January 29, 2001.*
(a)(27)   Tyson Conference call dated January 29, 2001.*
(a)(28)   Press Release issued by Tyson dated February 6, 2001.*
(a)(29)   Press Release issued by Tyson dated February 21, 2001.*
(a)(30)   Press Release issued by Tyson dated February 21, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*
(d)(4) Agreement and Plan of Merger dated as of January 1, 2001 among IBP, inc., Tyson Foods, Inc. and Lasso Acquisition Corporation.*
(d)(5) Voting Agreement by and between Tyson Limited Partnership and IBP, inc. dated as of January 1, 2001.*
(d)(6) Confidentiality Agreement between the Company and Parent dated December 18, 2000.*

*    Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                TYSON FOODS, INC.

                                 /s/ LES BALEDGE
                                ------------------------------
                                   (Signature)

                                Les Baledge, Executive Vice
                                President and General Counsel
                                ------------------------------
                                     (Name and Title)

                                    February 21, 2001
                                ------------------------------
                                         (Date)

                                LASSO ACQUISITION CORPORATION
                                     /s/ LES BALEDGE
                                ------------------------------
                                       (Signature)

                                Les Baledge, Executive Vice President
                                ----------------------------------------
                                        (Name and Title)

                                        February 21, 2001
                                 ----------------------------------------
                                             (Date)

EXHIBIT INDEX
Exhibit No.
-----------
Item 12. Exhibits.
(a)(1)    Offer to Purchase dated December 12, 2000.*
(a)(2) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(3)    Notice of Guaranteed Delivery.*
(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)    Form of summary advertisement dated December 12, 2000.*
(a)(7)    Press Release issued by Tyson dated December 11, 2000.*
(a)(8)    Tyson Conference call dated December 12, 2000.*
(a)(9)    Press Release issued by Tyson dated December 12, 2000.*
(a)(10)   Tyson Presentation delivered December 14, 2000.*
(a)(11)   Press Release issued by Tyson dated December 19, 2000.*
(a)(12)   Tyson Presentation delivered December 19, 2000.*
(a)(13)   Press Release issued by Tyson dated December 28, 2000.*
(a)(14)   Press Release issued by Tyson dated January 1, 2001.*
(a)(15)   Tyson Conference call dated January 2, 2001.*
(a)(16)   Supplement to the Offer to Purchase dated January 5, 2001.*
(a)(17) Letter of Transmittal to the Supplement (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(18)   Notice of Guaranteed Delivery to the Supplement.*
(a)(19)   Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(20)   Revised Tyson Letter to IBP stockholders dated January 5, 2001.*
(a)(21)   Tyson Shareholder Meeting dated January 12, 2001.*
(a)(22)   Press Release issued by Tyson dated January 12, 2001.*
(a)(23) Credit Agreement by and among Tyson Foods, Inc. and certain lenders party thereto, dated as of January 12, 2001. *
(a)(24)   Press Release issued by Tyson dated January 17, 2001. *
(a)(25)   Press Release issued by Tyson dated January 25, 2001.*
(a)(26)   Press Release issued by Tyson dated January 29, 2001.*
(a)(27)   Tyson Conference call dated January 29, 2001.*
(a)(28)   Press Release issued by Tyson dated February 6, 2001.*
(a)(29)   Press Release issued by Tyson dated February 21, 2001.*
(a)(30)   Press Release issued by Tyson dated February 21, 2001.
(d)(1) Confidentiality Agreement between Parent and the Company dated December 4, 2000.*
(d)(2) Proposed form of Merger Agreement to be entered into by and among Tyson, Purchaser and the Company.*
(d)(3)    Revised Merger Agreement, executed by Tyson.*
(d)(4) Agreement and Plan of Merger dated as of January 1, 2001 among IBP, inc., Tyson Foods, Inc. and Lasso Acquisition Corporation.*
(d)(5) Voting Agreement by and between Tyson Limited Partnership and IBP, inc. dated as of January 1, 2001.*
(d)(6) Confidentiality Agreement between the Company and Parent dated December 18, 2000.*

*    Previously filed.

                                                            Exhibit (a)(30)

Media Contact:      Ed Nicholson
                    (501) 290-4591

Investor Contact:   Louis Gottsponer
                    (501) 290-4826

                        TYSON FOODS ADDRESSES CAGNY

NAPLES, Fla. (February 21) - Tyson Foods, Inc. (NYSE: TSN) said today its growth strategies in chicken are threefold: organizing around key customers, moving products up the value chain and building on brand strengths, according to Greg Lee, the Company's chief operating officer, at the annual Consumer Analyst Group of New York (CAGNY) conference.

Tyson said it expects to generate approximately $35 million in savings in fiscal 2001 due to supply chain initiatives which have helped to streamline and leverage purchasing practices to ensure lower input costs on packaging, ingredients and equipment without sacrificing quality.

"While $35 million is substantial, our expectations are to be annualizing at the rate of $100 million by year-end. Our attention to capital expenditures has ensured that we are spending our money most efficiently on necessary repairs and maintenance, while improving our capital project mix to include greater investment in cost reduction and income-producing projects," Lee added.

Speaking about the difficult environment in the poultry industry, Lee said the key strategies for Tyson have been to cut back bird supply, to internalize raw materials and to grow sales and market share. While the cutback in bird supply had the effect of reducing commodity sales, Tyson has had continued growth in sales and market share in core categories.

"In fact, our demand has risen to the point that we now have to selectively add a few more birds back into the system to service our business. This will provide us the ability to lower costs without upsetting the balance of supply and to service growing demand for specific bird sizes," Lee added.

Looking ahead, Lee said he expects the convenience-food category to continue to grow substantially as more people enter the job market and have less time to prepare meals. Within the next nine years, of the estimated incremental $123 billion growth in food spending, foodservice establishments are projected to capture more than 60 percent or $76 billion, while the retail market will capture about $47 billion in growth. Chicken continues to gain a greater share of the foodservice menu with chicken items being added faster than other meat-based items, according to Lee.

"We continue to grow the chicken category in foodservice through product innovations. For example, we rolled out new products in the first quarter to capitalize on the popularity of handheld appetizers. Chicken now represents about 25 percent of total appetizers served," Lee said.

John Lea, chief marketing officer, spoke to the growth and strength of the Tyson brand. He noted significant increases in consumer brand awareness and the brand perceptions of quality, safety and trust. In describing the Company's brand building strategies, he highlighted Tyson's $10 million partnership with and support of Share our Strength, an international hunger relief organization, and Tyson's environmental recognition and awards program.

Lea said, "We are clearly being rewarded for our efforts and are very proud that Fortune magazine recently ranked Tyson as number two among America's Most Admired Companies in the food processing category."

Steve Hankins, chief financial officer, said the Company's sales had grown at a compound annual growth rate of 5.4 percent over the past five years. While 2000 earnings were at a lower level than the previous year, Tyson's cash flow increased by more than $40 million due to a renewed emphasis on the cash cycle and less spending on capital projects, according to Hankins.

Commenting on the Company's pending acquisition of IBP, inc. (NYSE: IBP), John Tyson, chairman, president and CEO, said, "Thinking about the two companies together, you have industry leadership in beef, chicken and pork, with the combined market share of those three proteins at close to 25 percent. Our strengths in branding, customer relationships and partnerships and our focus on value added products and growing demand in retail and foodservice will combine nicely with IBP. We will truly have a company that is unique in market and product reach and strong in its capabilities to generate cash to pay down debt."

As previously announced, Tyson's presentation to CAGNY was broadcast live on the Internet. The audio presentation and slides are available for replay until March 21 at http://www.tyson.com/investorrel/publications/presentations.asp. The audio replay also is available at 800-475-6701 until March 21. The access code is 570623.

About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Originalr brand, as well as a leading provider of live swine.

About IBP, inc.
IBP, inc., headquartered in Dakota Dunes, S.D., is the world's largest supplier of premium fresh beef and pork products, with more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The Company, which generated annual sales exceeding $16 billion, employs 50,000 people.

Forward Looking Statements
Certain statements contained in this communication are "forward-looking statements," such as statements relating to future events and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
LASSO ACQUISITION CORPORATION ("LASSO"), A WHOLLY OWNED SUBSIDIARY OF TYSON FOODS, INC. ("TYSON") HAS COMMENCED AN OFFER FOR UP TO 50.1% OF THE OUTSTANDING SHARES OF COMMON STOCK, OF IBP, INC. ("IBP") AT $30.00 NET PER SHARE TO SELLER IN CASH. THE OFFER CURRENTLY IS SCHEDULED TO EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON WEDNESDAY, FEBRUARY 28, 2001, UNLESS EXTENDED BY LASSO. TYSON'S OFFER IS BEING MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS THERETO AND IS BEING MADE TO ALL HOLDERS OF IBP'S SHARES. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND THE PROPOSED EXCHANGE OFFER AND MERGER WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5 percent of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP or exchange offer for IBP shares. Any issuance of Tyson Class A common stock in any proposed merger with IBP or exchange offer for IBP shares would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.